FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 17 October 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                 International Power Secures new US$450 million

                        (GBP271 million) Credit Facility



(London, 17 October 2003) International Power plc today announces that it has signed a new three-year unsecured US$450 million (GBP271 million) Corporate Revolver facility with its core relationship banks.

The new facility will be available for general corporate purposes and replaces the existing US$540 million (GBP325 million) facility, which expires in October 2004. International Power has renewed this facility one year ahead of expiry in order to provide more certainty to the Company's medium term capital structure.

"We are very pleased with this level of support from our core bank group. Together with our current liquidity, it reaffirms our balance sheet capacity for growth," said Philip Cox, Chief Financial Officer.

The Lead Arrangers for this facility were ABN AMRO Bank N.V., Credit Lyonnais, ING Bank N.V. and The Royal Bank of Scotland plc.

For further information please contact: -

Aarti Singhal
0044 (0)207 320 8681

Notes to Editors:-

International Power plc is a global independent power producer with 10,990MW
(net) in operation and 610MW (net) under construction. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary